Exhibit 8.1
List of “significant subsidiaries” of Petrobras Energía Participaciones S.A.
as defined in Rule 1-02(w) of Regulation S-X
1.	Petrobras Energía S.A.

2.	World Fund Financial Services (Grand Cayman)

3.	Pretrobras Financial Services Austria GMBH (Austria)

4.	Petrobras Energía Perú S.A. (Peru)

5.	Ecuadortlc S.A. (Ecuador)